Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

March 25, 2024

Rolaine Bancroft
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Barclays Commercial Mortgage Securities LLC Amendment No. 1 to Registration Statement on Form SF-3
Filed February 2, 2024
File No. 333-276033

Dear Ms. Bancroft:

We are counsel to Barclays Commercial Mortgage Securities LLC (the “Registrant”). We have reviewed your letter dated March 20, 2024 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registrant’s amendment to the registration statement (File No. 333-276033) on Form SF-3 as filed on February 2, 2024 (the “Registration Statement”). We have also discussed the comment contained in the Comment Letter with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in the Registration Statement.

For your convenience, the Staff’s comment is repeated in italics below, followed by the Registrant’s response.

Amendment No. 1 to Registration Statement on Form SF-3 filed February 2, 2024

Part II - Information Not Required in Prospectus

Item 14. Exhibits, page II-2

1.	We note your response to comment 2 and understand that the Trust will be the “issuing entity” within the meaning of Regulation AB for a particular series of Certificates, that the trustee will execute, authenticate and deliver the Certificates on behalf of the Trust, and that the Pooling and Servicing Agreement will be governed by New York law. We also note that the Certificates will not be issued directly by the Registrant and will not be “obligations of the Registrant.” Please tell us whether, in

Robert Kim   Tel +1 212 504 6258   Fax +1 212 504 6666   robert.kim@cwt.com

Rolaine Bancroft, Esq.
March 25, 2024

rendering their closing opinion, counsel will perform steps to ensure that the Depositor has authorized the offering of securities that will be registered using this registration statement and the related Pooling and Servicing agreement.

At the closing of each securitization transaction relating to the Certificates, counsel to the Registrant (who may be in-house or outside counsel) will deliver an opinion of counsel that will address the Registrant’s authorization of the offering and issuance of the Certificates (“Registrant’s Corporate Opinion”). Specifically, the Registrant’s Corporate Opinion will include an opinion to the effect that: (1) the Registrant is duly formed, validly existing and in good standing under Delaware law; (2) the Registrant has all requisite limited liability company power and authority to execute, deliver and perform its obligations under the under the related Underwriting Agreement and the related Pooling and Servicing Agreement; and (3) the Registrant has duly authorized, executed and delivered the Underwriting Agreement and the Pooling and Servicing Agreement. Since (a) the offering of the Certificates will be made by the underwriters pursuant to the terms of the related Underwriting Agreement, (b) the Trust will be formed and the related mortgage loans will be transferred to the Trust pursuant to the Pooling and Servicing Agreement, and (c) the Certificates will be issued by the Trust (executed, authenticated and delivered by the Trustee, the Certificate Registrar and/or Authenticating Agent) pursuant to the Pooling and Servicing Agreement, the delivery of the Registrant’s Corporate Opinion as to the due execution and delivery by the Registrant of the Underwriting Agreement and the Pooling and Servicing Agreement provides legal assurance that the Registrant has authorized the offering and issuance of the Certificates.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Robert Kim

Robert Kim

cc:	Daniel Vinson